EXHIBIT 99.1

Golar and Schlumberger reaffirms commitment to Framework Agreement

Hamilton, Bermuda, April 29, 2016 (GLOBE NEWSWIRE) -- Golar LNG and Schlumberger want to inform the market that Schlumberger's withdrawal from the Fortuna/Ophir development will not in any way influence the framework agreement which has been signed between Golar and Schlumberger.

The target of this framework agreement is to develop integrated solutions for stranded gas assets.  Significant efforts have been put into this over the last months and the results have confirmed to both parties the commercial attractiveness and the technical viability of the FLNG concept as a solution for rapid modernisation of stranded gas.  The partnership is currently exploring several specific opportunities.

Although a commercial agreement between Ophir and Schlumberger was not reached, Golar will independently continue to work with Ophir with the target to reach an FID for the Fortuna development this year.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda
April 29, 2016

CONTACT: Brian Tienzo
         Chief Financial Officer
         Tel: 44 207 063 7900